RMS

18000882

N

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response......	12.00

Securities and Exchange
FEB 27 2018
RECEIVED

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-40530

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/0102017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DST Market Services LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

920 2nd AVE S Suite 1500
(No. and Street)

Minneapolis	MN	55402-4007
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Todd Stucky 612-236-1648
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

(Name – *if individual, state last, first, middle name*)

PriceWaterhouseCoopers,LLF	Kansas City	MO	64106
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DM

OATH OR AFFIRMATION

I, Todd Stucky, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DST Market Services LLC, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Todd Stucky
Signature

Director of Finance/FINOP
Title

Erin E Christensen
Notary Public

Erin E Christensen
Notary Public, State of Wisconsin
exp 1.30.20

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DST MASTER COMPLEXITY™

Submitted VIA Fax – 202-772-9273

March 1, 2018

Securities and Exchange Commission
Registrations Branch
Mail Stop 8031
100 F Street, NE
Washington DC 20549

Subject: **Annual Audited Financial Statements**

To Whom It May Concern:

Enclosed you will find the Financial Statements and Supplementary Schedules pursuant to rule 17a-5 for DST Market Services, LLC (SEC#8-40530).

If you have any questions, or require additional information, please feel free to contact the undersigned at (612) 238-1514.

Sincerely,

Kim Chapman, Chief Compliance Officer
DST Market Services, LLC

DST Market Services, LLC

Statement of Financial Condition

December 31, 2017

DST Market Services, LLC
Table of Contents
December 31, 2017

pwc

Report of Independent Registered Public Accounting Firm

To the Member of
DST Market Services, LLC

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of DST Market Services, LLC (the "Company") as of December 31, 2017, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 26, 2018

We have served as the Company's auditor since 2001.

PricewaterhouseCoopers LLP, 1100 Walnut Street, Suite 1300, Kansas City, MO 64106
T: (816) 472 7921, F: (816) 218 1890, www.pwc.com/us

DST Market Services, LLC
Statement of Financial Condition
December 31, 2017

Assets		
Cash and cash equivalents	$	14,120,627
Accounts receivable, net		9,324,040
Prepaid expenses and other assets		12,231,268
Property and equipment, net		918,358
Intangible assets, net		2,477,604
Goodwill		4,457,008
Total assets	$	43,528,905
Liabilities and Member's Interest		
Accounts payable	$	1,910,815
Accrued liabilities		2,004,440
Income taxes payable to Parent		422,516
Deferred income taxes, net		1,529,124
Other liabilities		487,213
Total liabilities		6,354,108
Member's interest		
Member's capital		16,988,177
Retained earnings		20,186,620
Total member's interest		37,174,797
Total liabilities and member's interest	$	43,528,905

The accompanying notes are an integral part of the financial statement.

1. Organization and Business

DST Market Services, LLC ("we", "our", "us" or the "Company") is a wholly-owned subsidiary of DST Systems, Inc. ("DST"). We are a broker-dealer formed under the Securities Exchange Act of 1934 and are registered with the Securities and Exchange Commission ("SEC"). We provide mutual fund shareowner recordkeeping services to brokerage firms who perform recordkeeping functions in a subaccounting arrangement for mutual fund accounts that have been sold by the broker/dealer's financial advisors. We provide a platform for facilitating the transfer of rollover transactions from individual qualified retirement plan accounts to individual retirement accounts and the processing and servicing of alternative investments for broker/dealers.

We are a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). In April 2017, we closed down the correspondent clearing business and transferred all customer accounts and related cash and securities out of the firm.

2. Summary of Significant Accounting Policies

Use of estimates
The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from these estimates.

Cash and cash equivalents
Short-term liquid investments with original maturities of 90 days or less are considered cash equivalents. Due to the short-term nature of these investments, carrying value approximates market value.

Accounts receivable
Accounts receivable are stated at the amount billed to clients. We provide an allowance for doubtful accounts, which is based upon a review of outstanding receivables, historical collection information and existing economic conditions. Delinquent receivables may be written off based on specific circumstances of the clients. We extend unsecured credit to our customers.

Fair value of financial instruments
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Various valuation inputs are used to determine fair value according to a three-level hierarchy. Such inputs are defined broadly as follows:

Level 1 - Unadjusted quoted prices in active markets for identical instruments that the reporting entity has the ability to access at the measurement date.

Level 2 - Prices or valuations based on other significant observable inputs (including quoted prices for similar securities, interest rates, etc.) for the instruments.

Level 3 - Prices or valuations based on significant unobservable inputs (including the entity's own assumptions in determining fair value) for the instruments.

The Company had no assets or liabilities measured on a recurring basis during the year or at December 31, 2017 which were deemed Level 1, Level 2 or Level 3.

Substantially all of the Company's financial assets and liabilities are carried at fair value or at amounts which, because of their short-term nature, approximately fair value.

Property and equipment

Property and equipment are recorded at cost with major additions and improvements capitalized. Data processing and other equipment are depreciated using accelerated methods over the estimated useful lives, principally three to five years. Leasehold improvements are depreciated using the straight-line method over the lesser of the term of the lease or life of the improvement. We periodically review our property and equipment for possible impairment.

Goodwill and intangible assets

Intangible assets represent customer relationships acquired through a business combination. The estimated useful life of our intangible assets is 16 years. Goodwill will be tested for impairment at least annually or whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Our assessment of goodwill for impairment for 2017 included a quantitative assessment that compared the fair value to the net book value. The fair value was estimated using the present value of expected future cash flows and substantially exceeded the carrying value. Our impairment test indicates no impairments during the year ended December 31, 2017.

Income taxes

We are included in the DST federal consolidated corporate income tax return. In addition, we made an election to be taxed as a corporation for federal income tax purposes. As a result, we have provided federal and state income taxes for the year ended December 31, 2017.

We compute income tax expense and income taxes payable to DST under an intercompany tax allocation policy which approximates the separate return method. The tax sharing policy provides for compensation for tax benefits of losses and credits to the extent utilized by other members in the consolidated tax return. Deferred income tax effects of transactions reported in different periods for financial reporting and income tax reporting purposes are recorded by the liability method under the authoritative accounting guidance for income taxes. This method gives consideration to the future tax consequences of deferred income or expense items and immediately recognizes changes in income tax laws upon enactment. We recognize interest and penalties accrued related to unrecognized tax benefits, if any, in income tax expense.

From time to time, we may enter into transactions of which the tax treatment under the Internal Revenue Code or applicable state tax laws is uncertain. In these instances, we provide federal and/or state income taxes on such transactions, together with related interest, net of income tax benefit, and any applicable penalties.

Share-based compensation

We participate in DST's share-based compensation plan and recognize the cost of employee services received in exchange for awards of DST restricted stock, restricted stock units and common stock options based on the grant date fair value of the awards. The cost of these equity awards is generally recognized over the service period. Amortization of share-based awards containing both service and performance features depends on our estimated judgments on whether the performance condition will be achieved.

Subsequent events

The Company has performed an evaluation of subsequent events through February 26, 2018, which is the date the financial statements were available to be issued. No subsequent events were identified which would require recognition or disclosure.

3. Property and Equipment

The following table summarizes property and equipment and related accumulated depreciation at December 31, 2017:

Leasehold improvements	$	1,005,465
Data processing and other equipment		69,809
Furniture and fixtures		334,149
		1,409,423
Less: accumulated depreciation		491,065
Property and equipment, net	$	918,358

4. Other Assets

We made certain transition assistance payments to customers in connection with entering into new customer agreements. These costs are amortized against revenue over the respective contract terms in proportion to revenues recognized. As of December 31, 2017, $12,166,667 has been recorded as deferred costs and are included in Prepaid expenses and other assets in the Statement of Financial Condition.

5. Goodwill and Intangible Assets

Our goodwill of $4,457,008 at December 31, 2017 resulted from a business combination of TASS, LLC by DST in 2007, which was later merged into the Company.

The following table summarizes intangible assets at December 31, 2017:

Customer relationships	$	7,100,000
Less: accumulated amortization		4,622,396
Intangible assets, net	$	2,477,604

6. Debt

The Company had two unsecured, revolving lines of credit with third party financial institutions. They were entered into during 2016 and terminated during 2017. Interest on these lines of credit were variable rates based on LIBOR plus 1.5% per annum. There were no borrowings under either facility at December 31, 2017. During the year ended December 31, 2017, there were no proceeds or repayments under either revolving credit facility.

The Company has irrevocable uncollateralized letters of credit with a third party financial institution, where the beneficiary is another third party financial institution through which it transacts via the Company's subaccounting business, that are used in lieu of a deposit with the third party financial institution. As of year-end, the Company was contingently liable for $250,000 under this letter of credit agreement.

7. Related Party Transactions

Shared services

We may contract with DST and affiliates of DST for certain administrative services including, but not limited to, information technology services, legal, accounting, tax and other various corporate support functions.

Cash management program with DST

We participated in DST's centralized cash and services management program, wherein cash disbursements are funded by DST for payroll, accounts payable, IT services, and various other services. The net payable to DST at December 31, 2017 was $1,257,811, consisting of a receivable of $565,410 and a payable of $1,823,221, which are included in accounts receivable and accounts payable, respectively, in the Statement of Financial Condition. These amounts are settled periodically throughout the year.

For the year ended December 31, 2017, we paid cash dividends to DST in the amount of $32,000,000.

Share-based compensation

We participate in DST's share-based compensation plan and have outstanding share awards, primarily in the form of DST common stock options and DST restricted common stock units.

In May 2017, DST declared a two-for-one stock split of DST's outstanding common stock effected in the form of a stock dividend, which was paid on June 8, 2017 to shareholders of record at the close of business on May 26, 2017. All share data has been retroactively adjusted for all periods presented to reflect the stock split as if the stock split had occurred at the beginning of the current year presented.

Summary stock option activity is presented in the table below:

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (in years)
Outstanding at December 31, 2016	800	$ 23.76	4.9
Exercised	—	—	
Transfers	—	—	
Outstanding at December 31, 2017	800	23.76	3.9
Exercisable at December 31, 2017	800	23.76	3.9

Summary restricted stock activity is presented in the table below:

	Shares	Weighted Average Grant Date Fair Value
Non-vested at December 31, 2016	14,096	$ 52.17
Granted	4,870	58.71
Forfeitures	(3,690)	55.04
Transfers	(502)	56.31
Vested	(6,928)	50.53
Non-vested at December 31, 2017	7,846	$ 56.09

We had $233,121 of unearned compensation related to the grant of DST share-based awards to certain of our employees at December 31, 2017. Unearned compensation is included in Member's capital in the Statement of Financial Condition.

8. Commitments and Contingencies

We lease office space under a non-cancelable operating lease, which expires in 2022.

Total future minimum payments on non-cancelable operating leases are as follows:

2018	$	157,344
2019		132,786
2020		135,856
2021		138,927
2022		105,922
Thereafter		—
	$	670,835

We are involved in legal and regulatory proceedings arising in the normal course of our business. While the ultimate outcome of these proceedings cannot be predicted with certainty, it is the opinion of management, after consultation with legal counsel, that the final outcome in such proceedings, in the aggregate, would not have a material adverse effect on our financial condition, results of operations and cash flow.

In the normal course of business, we enter into contracts that contain a variety of representations and warranties which provide general indemnifications. Our maximum exposure under these arrangements is unknown as the contracts refer to potential claims that have not yet occurred. However, management expects the risk of loss to be remote.

9. Significant Estimates and Concentrations

Accounting principles generally accepted in the United States of America require disclosure of certain significant estimates and current vulnerabilities due to certain concentrations. Those matters include the following:

Credit risk
Cash balances which exceed Federal Deposit Insurance Corporation insurance coverage limits subject us to a concentration of credit risk.

Current economic conditions
Economic and financial market conditions could adversely affect the results of operations in future periods. Instability in the financial markets may significantly impact the volume of future sales, which could have an adverse impact on our future operating results.

In addition, given the volatility of economic conditions, the values of assets and liabilities recorded in the financial statements could change rapidly, resulting in material future adjustments in allowances for accounts receivable that could negatively impact our ability to maintain sufficient liquidity.

10. Income Taxes

Deferred tax assets and liabilities are determined based on the differences between the financial statement and tax bases of assets and liabilities as measured by the enacted tax rates which will be in effect when these differences reverse. Deferred tax expense (benefit) is generally the result of changes in the assets or liabilities for deferred taxes. The net deferred tax liability of $1,529,124 at December 31, 2017 is

comprised of deferred tax assets of $139,564 and deferred tax liabilities of $1,668,688. The net deferred tax liability at December 31, 2017 relates primarily to goodwill amortization recognized for tax purposes.

Various state and local income tax returns of the DST consolidated group are under examination by taxing authorities. We do not believe that the outcome of any examination will have a material impact on our financial statements.

11. Net Capital and Customer/PAB Reserve Requirements/Cash Segregated Under Federal and Other Regulations

We are subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital requirement. We have elected the alternative net capital method. This method establishes a minimum net capital requirement of the greater of $250,000 or 2% of aggregate debits, pursuant to Rule 15c3-3. We had net capital at December 31, 2017 of $7,490,164, which exceeded our net capital requirement by $7,240,164. We are also subject to the SEC's Customer Protection Rule (Rule 15-c3-3). Earlier in the year, the Company wound down its clearing operations and as a result it does not carry customer accounts at December 31, 2017. Consequently, no amounts were required to be reserved in accordance with SEC Rule 15c3-3.